HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue, 17th Floor

New York, New York 10106

January 31, 2006

VIA EDGAR AND TELECOPY

Mr. Donald C. Hunt

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Telecom Services, Inc. (the “Company”) Registration Statement on Form S-1 originally filed November 1, 2005 (File No. 333-120361) (the “Registration Statement”)

Dear Mr. Hunt:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of American Telecom Services, Inc., hereby advises that copies of the Preliminary Prospectus, dated November 1, 2005, were distributed on or about November 1, 2005, as follows:

90 to individual investors;

538 to NASD members (which included 16 prospective underwriters and selected dealers); and

298 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated November 1, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,
HCFP/BRENNER SECURITIES LLC

By:	/s/ Avi Lipsker
Avi Lipsker, Managing Director